Filed by DivX, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: DivX, Inc.

Exchange Act File Number: 001-33029

Email Communication sent on behalf of Matt Milne, Executive Vice President, Sales and Marketing

of DivX, Inc., to the Company’s Employees, dated September 3, 2010

Sending on behalf of Matt Milne.

Hi All,

In an effort to continue getting out information regarding the transition, we have posted a set of updated FAQ’s on the intranet site at http://home/DivX-Sonic_Transition that address new information regarding the treatment of options for both Continuing and Non-Continuing Employees. We are also posting a set of calculators you can use to assist you in your own calculations.

You’ll get the details in the FAQ’s, but just to give you an overview of what’s new:

1.	The Sonic Price used in all of the calculations and conversions will be the closing price for a share of Common Stock of Sonic, rounded to the nearest one-tenth of a cent, as reported on Nasdaq for the trading day immediately prior to the closing.

2.	Non-Continuing Employees will not have to come up with cash in order to exercise their option grants and pay withholding taxes at closing. Instead, In-the-Money options held by a Non-Continuing Employee at closing will be automatically converted into the right to receive $3.75 cash and .514 shares of Sonic stock for each share of DivX Stock issuable upon exercise of the option grant after reducing the shares subject to the option grant by a number of shares necessary to cover the exercise price of the options. DivX will first withhold cash, and then stock if necessary, to cover the withholding taxes.

Please review the FAQ’s for more details. Hope you all enjoy the holiday weekend,

Matt

Forward-Looking Statements

This communication includes statements about future economic performance, finances, expectations, plans and prospects of Sonic Solutions (“Sonic”) and DivX, Inc. (“DivX”), both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements, including, but not limited to, the following: (1) the parties may not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction may not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the transaction may not be satisfied or waived; (5) the impact of general economic conditions on the businesses and results of operations of the two companies; and (6) other factors set forth in Sonic’s and DivX’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Reports and other documents filed by them with the Securities and Exchange Commission (“SEC”) and available on or through their respective corporate websites, www.sonic.com and www.divx.com. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this communication should not be considered as a representation by Sonic, DivX or any other person that Sonic’s or DivX’s objectives or plans, both individually and on a consolidated basis, will be achieved. These risks, as well as other risks of the consolidated company may be different from what the companies expect and each party’s management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in a Registration Statement on Form S-4 to be filed by Sonic with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. For further information regarding cautionary statements and factors affecting future business or financial results of Sonic or DivX, please refer to their most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Reports and other documents filed by them with the SEC and available on or through their respective corporate websites, www.sonic.com and www.divx.com. Neither Sonic nor DivX undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise except as required by law.

Additional Information

This communication is not a solicitation of a proxy, an offer to purchase, nor a solicitation of an offer to sell shares of Sonic Solutions, and it is not a substitute for any proxy statement or other filings that may be made with the SEC with respect to the proposed merger. In connection with the proposed merger, Sonic Solutions has filed a registration statement on Form S-4 containing a joint proxy statement/prospectus of Sonic Solutions and DivX. Investors and security holders are urged to carefully read the Registration Statement on Form S-4 and related joint proxy statement/prospectus and other documents filed with the SEC by Sonic Solutions and DivX, because they contain important information about Sonic Solutions, DivX and the proposed transaction, including with respect to risks and uncertainties that could delay or prevent the completion of the transaction. Such documents are available free of charge at the SEC website (www.sec.gov), from Sonic Solutions and its corporate website (www.sonic.com) or from DivX and its corporate website (www.divx.com).

Sonic Solutions, DivX and their respective directors, executive officers and other members of their management may be deemed to be soliciting proxies from shareholders of Sonic Solutions or DivX in favor of the proposed merger. Investors and stockholders may obtain more detailed information regarding the direct and indirect interests in the proposed merger of persons who may, under the rules of the SEC, be considered participants in the solicitation of these shareholders in connection with the proposed merger by reading the joint proxy statement/prospectus described above. Additional information about the directors and executive officers of Sonic Solutions may be found in its definitive proxy statement filed with the SEC on October 1, 2009. Additional information about the directors and executive officers of DivX may be found in its definitive proxy statement filed with the SEC on April 20, 2010. Such documents are available free of charge at the SEC website (www.sec.gov), from Sonic Solutions and its corporate website (www.sonic.com) or from DivX and its corporate website (www.divx.com).